Exhibit 99.1

FIRST AMENDING AGREEMENT

First Amending Agreement (the "Amending Agreement") dated September 29, 2021 between Kedrion S.p.A ("Purchaser") and Liminal BioSciences Inc. ("Seller").

RECITALS:

(a)	Purchaser and Seller have entered into a share purchase agreement dated June 22, 2021 (the "Share Purchase Agreement"); and
(b)	Purchaser and Seller now wish to amend the Share Purchase Agreement as provided in this Amending Agreement in connection with the sale of the PRV and PBT.

In consideration of the above and for other good and valuable consideration, the parties agree as follows:

Section 1	Defined Terms.

Capitalized terms used in this Amending Agreement that are not defined in it have the meanings given to them in the Share Purchase Agreement.

Section 2	Headings.

Section headings in this Amending Agreement are included for convenience of reference only and shall not constitute a part of this Amending Agreement for any other purpose.

Section 3	Amendment to Section 7.3 "Sale of the PRV and PRV Reorganization" of the Share Purchase Agreement.

Section 7.3 "Sale of the PRV and PRV Reorganization" of the Share Purchase Agreement is amended as of the date of this Amending Agreement, as follows:

The words "upon the closing of the sale of the PRV by PBT" shall be followed by ", in accordance with Schedule 7.4 and no later than September 29, 2021 for the Commitment Payments described in Section 7.3(b)(i)".

Section 4	Amendment to Section 7.9 "Intellectual Property License" of the Share Purchase Agreement.

Section 7.9 "Intellectual Property License" of the Share Purchase Agreement is amended as of the date of this Amending Agreement, as follows:

[Redacted – Sensitive Commercial Information]

Section 5	Amendment to Section 8.6 "Commercialization of Ryplazim and Compliance with PRV Legal Requirements" of the Share Purchase Agreement.

Section 8.6 "Commercialization of Ryplazim and Compliance with PRV Legal Requirements" of the Share Purchase Agreement is amended as of the date of this Amending Agreement, as follows:

[Redacted – Sensitive Commercial Information]

Section 6	Amendment to Schedule 7.4 to the Share Purchase Agreement

Schedule 7.4 to the Share Purchase Agreement is deleted and replaced with the Schedule attached as Schedule "A" to this amending agreement.

Section 7	[Redacted – Sensitive Commercial Information] Consent

For greater certainty, [Redacted – Sensitive Commercial Information], shall be deemed by the parties hereto to constitute the approval required to be procured within the meaning of the Share Purchase Agreement.

Section 8	Reference to and Effect on the Share Purchase Agreement.

On and after the date of this Amending Agreement, any reference to "this Agreement" in the Share Purchase Agreement and any reference to the Share Purchase Agreement in any other agreements will mean the Share Purchase Agreement as amended by this Amending Agreement. Except as specifically amended by this Amending Agreement, the provisions of the Share Purchase Agreement remain in full force and effect.

Section 9	Successors and Assigns.

This Amending Agreement becomes effective when executed by all of the parties. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, legal representatives and permitted assigns.

Section 10	Governing Law.

This Amending Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 11	Counterparts.

This Amending Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page) is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Amending Agreement.

[Remainder of page intentionally left blank. Signature page(s) follow.]

The parties have executed this Amending Agreement.

Kedrion S.p.A
By:	(s) Signed
Name: [Redacted]
Title: [Redacted]

Liminal BioSciences Inc.
By:	(s) Patrick Sartore
Name: Patrick Sartore Title: President

SCHEDULE "A"

[Schedule Omitted.]